FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 31, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

OFFICIAL STATEMENT ON BITEL

MTS PRESS RELEASE. AUGUST 31, 2006

MOSCOW, RUSSIAN FEDERATION – AUGUST 31, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ADVISES THAT COURT ACTION AGAINST THE AFFILIATED WITH MTS COMPANIES IN THE ISLE OF MAN WILL BE VIGOROUSLY DEFENDED.

MTS announces that three Isle of Man companies affiliated with MTS have each been named defendants in an action for approximately $25 million brought by Bitel LLC in the Isle of Man by virtue of a court summons dated August 16, 2006.

The action was apparently taken with the purpose of returning the dividend received by the three companies in the first quarter of 2005 from Bitel in the amount of approximately $25 million plus compensatory damages. The companies were not controlled by MTS at that period of time.

As announced in December 2005, MTS acquired a 51% stake in Tarino Limited. Tarino Limited was at that time the indirect owner, through its 100% owned subsidiaries in the Isle of Man (the defendants), of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. On December 15, 2005, Bitel’s offices were seized using the decision of the Kyrgyz Supreme Court and currently MTS has no operational control over Bitel LLC.

MTS considers the seizure of Bitel LLC in Kyrgyzstan as being illegal, and thus the above court actions as vexatious, without grounds and initiated in breach of applicable law. MTS considers this a retaliatory reaction to its actions aimed at returning Bitel. MTS and its affiliated companies will defend the action and protect their rights vigorously.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities

WWW.MTS.RU

Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: August 31, 2006